Liquidnet, Inc.   BD Number: 103987

04/03/2025

BD – DIRECT OWNERS / EXECUTIVE OFFICERS

Ownership Codes:	NA – less than 5%	B – 10% but less than 25%	D - 50% but less than 75%
	A – 5% but less than 10%	C – 25% but less than 50%	E – 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or S.S.No., IRS Tax #, Emp. ID)
BOND, ROBERT	I	CEO/DIRECTOR	09/2021	NA	Y	N	4121948
ZAIDI, AMIR RAZA	I	CHIEF COMPLIANCE OFFICER	11/2024	NA	Y	N	2896402
GOULET, STEPHEN PAUL	I	SENIOR MANAGING DIRECTOR/GENERAL COUNSEL/SECRETARY	04/2021	NA	N	N	4769810
LIQUIDNET HOLDINGS, INC.	DE	SHAREHOLDER	01/2000	E	Y	N	13-4092641
PEZEU, CHRISTIAN JEAN MICHEL	I	CHIEF FINANCIAL OFFICER	04/2021	NA	Y	N	5661987